SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

Labor Smart, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

50541A108
(CUSIP Number)

May 22, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50541A108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Command Center, Inc. 91-2079472
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Washington
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Approximately 295,776,101*
	6.	Shared Voting Power
	7.	Sole Dispositive Power Approximately 295,776,101*
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by each Reporting Person Approximately 295,776,101*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 Unknown to this reporting person, but contractually limited to 9.99% or less*
12.	Type of Reporting Person (See Instructions) CO

*FOOTNOTES

On May 22, 2015, the reporting person, Command Center, Inc., acquired an unsecured 10% OID CONVERTIBLE NOTE DUE JANUARY 1, 2015, originally issued by Labor Smart, Inc. as the maker, on March 27, 2014 to Gemini Master Fund, Ltd. (the “Note”).  See Note 8, Notes to Financial Statements, in the Form 10-K filed by Labor Smart, Inc. for the fiscal year ending December 26, 2014. The Note carries conversion privileges which, if exercised, would result in the issuance of shares of Labor Smart’s common stock, $0.001 par value.  According to the formula in the Note, the number of shares on full conversion would be approximately 4,586,323,966, but conversion is subject in any event to a contractual limitation at any time of not more than 9.99% of the total outstanding shares. This reporting person is not able to currently ascertain the total number of outstanding shares; however, the total number of outstanding shares was reported to be 2,960,721,735 as of May 15, 2015 in the Form 10-Q filed by the issuer for the fiscal quarter ending March 27, 2015.  Based upon this figure, the 9.99% cap equals 295,776,101 shares.

This reporting person does not intend to exercise all or any part of the conversion privileges under the Note.  Command Center, Inc. has commenced a lawsuit against Labor Smart, Inc. in the U.S. District Court for the Southern District of New York, seeking to recover all monetary amounts due under the Note.  The filing of this lawsuit may be viewed as an election by Command Center to seek monetary damages rather than common stock.

ITEM 1:

(a)  Name of Issuer:
Labor Smart, Inc.

 (b)  Address of Issuer’s Principal Executive Offices:
3270 Florence Road, Suite 200
Powder Springs, GA 30127

ITEM 2:

(a)  Name of Person Filing:
       Command Center, Inc.

(b)  Address of Principal Business Office or, if None, Residence:
       3901 N Schreiber Way
       Coeur d’Alene, Idaho 83815

(c)  Citizenship:
       Washington

(d)  Title of Class of Securities:
       Common Stock, $0.001 par value

(e)  CUSIP Number:
       50541A108

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned:
Approximately 295,776,101*

(b)  Percent of class:   Unknown, but contractually limited to not more than 9.99%

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote Approximately 295,776,101*
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of Approximately 295,776,101*
(iv)	Shared power to dispose or to direct the disposition of

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

ITEM 10:  CERTIFICATIONS.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2015	By:	/s/ Jeff Wilson
Chief Financial Officer
Command Center, Inc.